SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)


                          Melamine Chemicals, Inc.
                              (Name of issuer)


                                Common Stock
                       (Title of class of securities)


                                 585332 10 9
                               (CUSIP number)


                             Thomas L. Feazell
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3403
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                              August 26, 1997
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X



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CUSIP No.  585332 10 9                      13D


1        NAME OF REPORTING PERSONS  Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         61-0122250


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  Not Applicable                              (b)

3        SEC USE ONLY


4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                  Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                              1,275,000 shares
     BENEFICIALLY              8    SHARED VOTING POWER
       OWNED BY                             0
         EACH                  9    SOLE DISPOSITIVE POWER
       REPORTING                            1,275,000 shares
      PERSON WITH             10    SHARED DISPOSITIVE POWER
                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,275,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.4%

14       TYPE OF REPORTING PERSON
                  CO

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                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D


                  Ashland Inc. ("Ashland") hereby amends and supplements its Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 30, 1997, as amended by an Amendment No. 1 (the "Amendment No. 1"), filed with the Commission on August 14, 1997, relating to Ashland's ownership of Common Stock, par value $.01 per share, of Melamine Chemicals, Inc. ("MCI"), as set forth in this Amendment No 2. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 4.  Purpose of Transaction:

                  Item 4 of the Schedule 13D is hereby amended to add at the end thereof the following:

                  "On August 26, 1997, MCI issued a press release stating that Goldman, Sachs & Co. was continuing their review of Ashland's offer and other available alternatives, including the sale of MCI to buyers other than Ashland.

                  On August 26, 1997, Mr. Chellgren sent a letter to Mr. Crook which stated that Ashland was gratified to have confirmation that Goldman, Sachs & Co. is conducting a structured process to solicit acquisition proposals from other potential buyers. The August 26, 1997 letter also confirmed that Ashland's offer of August 14, 1997 remains outstanding. Ashland stands ready to purchase all the issued and outstanding shares of MCI that it does not already own at a price of $14.75 per share in cash, subject to confirmatory due diligence and the signing of a definitive merger agreement with customary terms and conditions. The August 26, 1997 letter also stated that because it has been Ashland's experience that a process such as the one undertaken by Goldman, Sachs & Co. should take approximately 90 days, and because MCI is now nearly 60 days into the process, Ashland would hope to see the process completed by October 1, 1997 and that Ashland will review the status of the process and re-evaluate alternative approaches at that time. A copy of the August 26, 1997 letter is attached as an exhibit hereto."

Item 7.  Material to be Filed as Exhibits:

                  Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

                  (1) The Acquisition of Issuer Control, Liquidation, Sale of Assets, Merger, or Change in
                           Business or Corporate Structure:

                           Exhibit 99.1 -   Letter dated August 26, 1997
                                            from Paul W. Chellgren to
                                            James W. Crook


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                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          August 26, 1997

                                             /s/ Thomas L. Feazell
                                          ------------------------------
                                          Thomas L. Feazell
                                          Senior Vice President, General
                                          Counsel and Secretary


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                               EXHIBIT INDEX

Exhibit
No.                   Description

99.1           Letter dated August 26, 1997 from Paul W.Chellgren to
               James W. Crook